Exhibit 99.3

“Special notice to shareholders in the United States

The new shares in Grupo Financiero Banorte, S.A.B. de C.V. (“Banorte”) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. The new shares in Banorte may not be offered or sold, directly or indirectly, in or into the United States (as defined in Regulation S under the Securities Act), unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The new shares in Banorte will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

The merger between Grupo Financiero Interacciones, S.A.B. de C.V. (“Interacciones”) and Banorte (the “Merger”) described in this document involves the securities of Mexican companies. Information distributed in connection with the Merger and the related shareholder votes is subject to the disclosure requirements of Mexico, which are different from those of the United States. The financial information included or incorporated by reference in the document, if any, have been prepared in accordance with accounting standards in Mexico that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for Interacciones shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since Interacciones and Banorte are located in a non-U.S. jurisdiction, and some of their respective officers and directors are residents of non-U.S. jurisdictions. Interacciones shareholders may not be able to sue Interacciones or Banorte or their officers or directors in court in Mexico for violations of the U.S. securities laws. It may be difficult to compel Interacciones or Banorte and their affiliates to subject themselves to a U.S. court’s judgment.

Interacciones shareholders should be aware that Banorte may acquire securities of Interacciones otherwise than under the Merger, such as in open market or privately negotiated purchases or at any time during the pendency of the proposed transaction.

This document has been translated from the Spanish-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Spanish-language original. Such Spanish-language original shall be the controlling document for all purposes.”

Press Release

Grupo Financiero Interacciones and Grupo Financiero Banorte entered into a definitive merger agreement, which would consolidate the second most important financial entity in the country and the first one in terms of majority Mexican capital.

•	Grupo Financiero Banorte has made a merger offer for Grupo Financiero Interacciones.

•	Interacciones would contribute to this merger, among other things, expertise in project financing at the state and municipal levels acquired through more than 25 years.

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Carlos Rojo Macedo, CEO of Grupo Financiero Interacciones, declared that “This is a new phase which should make us feel deeply proud, and I am sure that it will be very positive for both institutions. We are very optimistic about the future and foresee more and better opportunities than ever.”

•	The transaction reflects the confidence of Interacciones shareholders about the future of the Mexican economy.

Mexico City, October 25, 2017.- On this day, Grupo Financiero Interacciones and Grupo Financiero Banorte entered into a definitive merger agreement by which a new phase for both institutions would commence.

The transaction is a merger which will be effected through a 50% cash payment, equivalent to $13.7 billion of pesos, and the remaining 50% through the issuance of 109,727,031 Banorte shares.

Under this transaction, both institutions will combine their products, services and market offerings in which each organization has been successful, with the purpose of adding value to their clients and investors.

As of today, Grupo Financiero Interacciones is the biggest specialized financial group in Mexico and has developed extensive expertise in financing infrastructure projects for states and municipalities, which is envisioned to be, the competitive advantage contributed by Interacciones into this merger.

Carlos Rojo Macedo, CEO of Grupo Interacciones, declared that “This is a new phase which should make us feel deeply proud, and I am sure that it will be very positive for both institutions. We are very optimistic about the future and foresee more and better opportunities than ever. It will be a privilege to walk down the road that we have ahead through this new combined entity which is being formed. Our goals remain the same, and with this synergy, we would achieve them faster.”

In his message, the CEO of Interacciones made it clear that this transaction is an acknowledgement of the efforts and work of everyone forming part of the institution headed by him and stated that it is a confirmation of the successful specialized business model of the group.

Furthermore, he mentioned that “Interacciones operations will continue in their normal course and the goals for the last quarter of this year and for the year 2018 remain the same.  We will continue to focus on profitability and quality. We are just a few months away from achieving our Program 2X3 goal, which has been a difficult challenge, but I am sure that very soon we will be celebrating having doubled our portfolio and profits in only 3 years.”

To conclude his message, Mr. Rojo Macedo remarked: “It is important to note that the transaction is being announced today, but, due to its nature, we contemplate that it will be closed by the middle of next year at the latest. We have always been careful and respectful of the terms of the authorities, regulators, and internal organisms that we have to comply with.”

With this merger, the second institution of the Mexican financial system and the first one in terms of majority Mexican capital will be consolidated, which runs counter to the trend towards foreign investments into the banking system of our country.

This transaction reflects the confidence of Interacciones shareholders about the future of the economy in our country.

VACE PARTNERS acted as Grupo Financiero Interacciones exclusive financial advisor on this transaction, and Barclays issued an opinion on the fairness from a financial standpoint of the terms of the transaction.

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Grupo Financiero Interacciones is the largest specialized financial group in Mexico, with a unique business model focused on financing, risk management and financial advisory services, mainly to the Mexican public sector. It is a combination of Banco Interacciones S.A., Interacciones Casa de Bolsa S.A. de C.V., Aseguradora Interacciones S.A. de C.V. and Interacciones Sociedad Operadora de Sociedades de Inversión S.A. de C.V., and its webpage is: www.grupofinancierointeracciones.mx